EXHIBIT 99.1

Innovation Beverage Group Receives Largest Shipment of its
Top-Selling Bitters to Date in the U.S.—Ready to Meet Growing
Demand from Expanding Distribution Network

IBG’s award-winning Australian Bitters Company brand is one of the top telling bitters brands in Australia `

Seven Hills, Australia, October 29, 2024—Innovation Beverage Group Ltd, (“IBG” or the “Company”) (Nasdaq:IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, announced today that through warehouses in the U.S., the Company has received its largest shipment of Australian Bitters Company and BITTERTALES brands to serve its expanding distribution network. `

Recently, IBG announced that its Australian Bitters Company brand is now available nationwide through Sysco and is the first bitters to be sold by the global leader in foodservice distribution. IBG’s bitters brands are produced at its state-of-the-art U.S. FDA and GMP certified facility in Australia and shipped worldwide. `

“We now have our U.S. warehouses stocked with ample supplies of our bitters brands to meet demand from our rapidly expanding distribution network in North America,” stated IBG’s CEO Dean Huge. “Major retail chains and additional large distributors are currently considering adding Australian Bitters Company and BITTERTALES to their offerings and we are ready to deliver.” `

IBG’s flagship product, Australian Bitters Company, hand crafted in small batches in Australia from the finest natural botanical herbs and spices, won the Gold Medal at the Los Angeles Spirts Awards in 2018. BITTERTALES, the Company’s premium cocktail brand, won Best in Show and a Platinum Medal at the 2020 LA Spirits Awards, and a Gold Medal at the 2018 and 2021 LA Spirits Awards. `

About Innovation Beverage Group`

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market dominating position in several territories including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia with a U.S. sales office is located in New Jersey. For more information visit: www.innovationbev.com. `

Forward Looking Statement`

This press release contains “forward-looking statements” and “forward-looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.`

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.`

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.`

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.`

Contact:`

TraDigital IR
John McNamara
917-658-2602
John@tradigitalir.com```